UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 22, 2010

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: September 22 2010	By:	/S/ JANE MCALOON
	Name:	Jane McAloon
	Title:	Group Company Secretary

bhpbilliton resourcing the future

BHP Billiton Plc Notice of Meeting 2010

This document is important and requires your immediate attention. Please read it straight away. If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should immediately consult your stockbroker, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000. If you have sold or transferred all your shares in BHP Billiton Plc, please send this document, together with accompanying documents at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

2 Location of the Annual General Meeting

3 Invitation from the Chairman

4 Our results at a glance

6 Accessing Information on BHP Billiton

7 Annual General Meeting Agenda

8 How to participate in the Annual General Meeting

9 How to Vote

12 Notice of Annual General Meeting

12 Items of Business

14 Explanatory Notes

23 Appendices

Shareholder Information

BHP Billiton Plc is a member of the BHP Billiton Group, which is headquartered in Australia.

Registered Office: Neathouse Place, London SW1V 1BH. Registered in England and Wales, Number 3196209.

Location of the Annual General Meeting

Thursday, 21 October 2010 – 11.00am
The Queen Elizabeth II Conference Centre
Broad Sanctuary, Westminster
London SW1P 3EE


SOHO
A4
A400
A4
A4
STRAND
A301
A201
A3212
MAYFAIR
B326
A3211
WATERLOO
SOUTHWARK
B323
LONDON
A302
A302
A3036
A302
A3214
B324
B323
A3203
A3212
A23
A3213
A202
LAMBETH
A3
PIMLICO
A3212
A3204


HORSE GUARDS RD
FOREIGN OFFICE
DEPT OF HEALTH
ST. JAMES'S PARK
KING CHARLES ST
PARLIAMENT ST
TREASURY
WESTMINSTER
THE QUEEN ELIZABETH II CONFERENCE CENTRE
WESTMINSTER BRIDGE
BIRDCAGE WALK
STOREYS GATE
PARLIAMENT SQUARE
BIG BEN
HOME OFFICE
DFE
TOTHILL ST
BROAD SANCTUARY
ST MARGARETS ST
ST JAMES'S PARK
WESTMINSTER ABBEY
PARLIAMENT
RIVER THAMES
NEW SCOTLAND YARD
DFBIS
GREAT SMITH ST
ABINGDON ST
GREAT PETER ST
MARSHAM ST
MILLBANK

The Queen Elizabeth II Conference Centre is centrally located in Westminster, London. Surrounded by an efficient citywide transport network of buses and within walking distance of three mainline and underground train stations, visitors are well-connected to the Centre and can easily travel from five international airports: Heathrow, Gatwick, London City, Stansted and London Luton.

Transport options

Trains

Charing Cross (0.7 mile) – Turn left towards Trafalgar Square; left down Whitehall then into Parliament Square, turn right onto Broad Sanctuary. The Centre is on your right.

Victoria (0.7 mile) – Walk to bus stand, turn right onto Victoria Street. Continue until you reach Westminster Abbey. The Centre is on your left.

Waterloo (1 mile) – Turn left, walk to roundabout. Cross York Road and take Westminster Bridge Road. Cross to Parliament Square right onto Broad Sanctuary. The Centre is on your right.

Bus Services

Buses 11, 24, 53, 77a and 88 stop at Parliament Square. Walk, with Parliament Square on your left, turn right onto Broad Sanctuary. The Centre is located on your right.

In this Notice, BHP Billiton Plc refers to the company listed on the London Stock Exchange and BHP Billiton Limited refers to the company listed on the Australian Securities Exchange. Each is a member of the BHP Billiton Group, which is headquartered in Australia.

Tube

Westminster Station (0.1 mile) – Jubilee, Circle and District Lines. Via exit 6 to Whitehall, left into Parliament Square, cross road, turn right into Broad Sanctuary. The Centre is located on your right.

St James's Park Station (0.1 mile) – Circle and District Lines. Broadway exit, walk down Tothill Street. At end of street, turn left and you will see the Centre directly in front of you.

Victoria Tube Station (0.7 mile) – Victoria, Circle and District Lines. Turn right and walk down Victoria Street. At the end is Broad Sanctuary, the Centre is on the left-hand side.

Car

There is no car parking at the Centre; however, there are four NCP car parks nearby. Please be advised that it is generally quicker and easier to travel to the Centre using public transport. Disabled participants arriving at the Centre in a vehicle with a disabled badge displayed may park on the forecourt of the building.

2 | BHP BILLITON PLC NOTICE OF MEETING 2010

Invitation from the Chairman

7 September 2010

Dear Shareholder(s)

It is with great pleasure that I invite you to the Company’s 2010 Annual General Meeting and enclose your Notice of Meeting. This year, the meeting will be held on Thursday, 21 October 2010 at 11.00am (London time) at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London. The AGM is an important event on the BHP Billiton calendar. It provides an update for investors on performance for the financial year and offers an opportunity for you to ask questions and vote on the items of business. A key part of our approach to governance is to ensure that shareholders’ views are heard and understood. The Annual General Meeting provides an important forum to do this. My predecessor, Don Argus, introduced leading corporate governance practices and an active approach to shareholder engagement and our ongoing approach to governance remains unchanged. I am pleased to report that in a difficult global economic and financial environment, BHP Billiton continued to perform well and strengthened its strategic and financial position. While the global economic outlook has improved, the recovery remains fragile. Despite a near-term slowing in China, we continue to believe that the fundamentals driving Asian growth are robust. It is clear to the Board that the long-term outlook for BHP Billiton is strong. We have unique assets that are critical to the growth of the world’s developing economies, and a geographic and commodity spread that reduces risk and optimises opportunity.

Significant Board renewal activities have been undertaken during the year. Two new non-executive Directors, Malcolm Broomhead and Carolyn Hewson were appointed to the Board from 31 March 2010. Paul Anderson, Gail de Planque, David Jenkins and David Morgan retired from the Board and we thank each of them for their valuable contribution. In addition, Don Argus retired as Chairman and I had the privilege of being appointed your Chairman in late March. You will see from your Notice of Meeting that this year your Board is recommending the re-election of five Directors: John Buchanan, David Crawford, Keith Rumble, John Schubert and myself. All of these Directors have been subject to an externally facilitated performance appraisal, and the Board considers that they will continue to make a valuable contribution. Your Board is also recommending the election of Malcolm Broomhead and Carolyn Hewson. Malcolm brings global experience with industrial and mining companies and Carolyn brings deep financial markets, risk management and investment management expertise. We are very pleased that they have both agreed to join us.

After a review of the Group’s Long Term Incentive Plan (LTIP) by the Remuneration Committee, we are also proposing refinements to better align the LTIP to the Group’s strategy and the markets in which we operate. In addition, we are proposing changes to BHP Billiton Limited’s Constitution and BHP Billiton Plc’s Articles of Association predominantly to reflect company law changes in the UK. Many of the remaining items of business set out in the Notice of Meeting will be familiar to you.

I invite you to join us at the Annual General Meeting and encourage you to take advantage of this opportunity to talk with the Directors and the senior management team. For those of you who are unable to attend the meeting, a question form is attached to your proxy form. We will post the most frequently asked questions on our website, together with the answers and we will also address as many questions as possible during the meeting.

If you are not able to attend the meeting to vote in person, please complete the enclosed proxy form and return it to us by mail or fax. Alternatively, you may register your proxy appointment and voting instruction electronically via the internet. The Board recommends that you vote in favour of all the items of business.

I look forward to meeting as many of you as possible in the future.

Yours sincerely

Jacques Nasser Chairman AO

BHP BILLITON PLC NOTICE OF MEETING 2010 | 3

Our results at a glance

- Another strong set of financial results, with growth in Underlying EBITDA and Attributable profit (excluding exceptional items) of 10 per cent and 16 per cent respectively.
- Record sales volumes achieved in iron ore, metallurgical coal and petroleum, with local currency costs well controlled across the Group.
- Underlying EBIT margin [1] of 41 per cent and Underlying return on capital of 26 per cent demonstrates the strength of our uniquely diversified business model.
- Continued investment in our business successfully delivered another five growth projects.
- Cash flow for the year remained strong and resulted in net debt declining further to US$3.3 billion while net gearing declined to 6 per cent.
- Final dividend of 45 US cents per share, resulting in a dividend for the full year of 87 US cents per share.
- Five fatalities occurred at our controlled operations. Our Total Recordable Injury Frequency has improved to 5.3.

[1] Underlying EBIT margin excludes the impact of third-party product activities.

Five-year Summary

US$ million	2010	2009	2008	2007	2006
Revenue	52,798	50,211	59,473	47,473	39,099
Underlying EBIT [a]	19,719	18,214	24,282	20,067	15,277
Attributable profit – excluding exceptional items	12,469	10,722	15,368	13,675	10,154
Attributable profit – including exceptional items	12,722	5,877	15,390	13,416	10,450
Net operating cash flow [b]	17,920	18,863	17,817	15,957	11,325
Basic EPS – excluding exceptional items (US cents per share)	224.1	192.7	274.9	233.9	168.2
Basic EPS – including exceptional items (US cents per share)	228.6	105.6	275.3	229.5	173.2
Dividend per share					
BHP Billiton Plc (US cents)	87.0	82.0	70.0	47.0	36.0
BHP Billiton Limited (US cents)	87.0	82.0	70.0	47.0	36.0
Underlying EBITDA Interest Coverage [a]	64.4	56.8	49.4	43.6	33.6
Gearing (per cent) [c]	6.3	12.1	17.8	25.0	27.2

[a] Underlying EBIT is earnings before net finance costs and taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation. We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.
[b] Net operating cash flow is after net interest and taxation.
[c] Gearing is net debt over net debt plus net assets. The measure is inclusive of continuing operations of Group companies and jointly controlled entities.

4 | BHP BILLITON PLC NOTICE OF MEETING 2010

Underlying EBIT US $19.7 billion US$ million 25,000 20,000 15,000 10,000 5,000 0 2006 2007 2008 2009 2010

Attributable profit – excluding exceptional items US $12.5 billion US$ million 16,000 14,000 12,000 10,000 8,000 6,000 4,000 2,000 0 2006 2007 2008 2009 2010

Total return to shareholders US $4.6 billion

Dividends paid Share buy-backs US$ million 10,000 8,000 6,000 4,000 2,000 0 2006 2007 2008 2009 2010

Dividends declared US $4.8 billion US$ million 5,000 4,000 3,000 2,000 1,000 0 2006 2007 2008 2009 2010

Market capitalisation at 30 June US $165.6 billion US$ million 250,000 200,000 150,000 100,000 50,000 0 2006 2007 2008 2009 2010

Community contributions US $200.5 million*

*Includes the contribution to our UK-based charitable company (BHP Billiton Sustainable Communities). US$ million 250 200 150 100 50 0 2006 2007 2008 2009 2010

Relative share price performance index – five year

350 — BHP Billiton Ltd — BHP Billiton Plc ASX 200 — FTSE 100 — S&P 500 300 250 200 150 100 50 0 30/6/05 30/6/06 30/6/07 30/6/08 30/6/09 30/6/10

BHP BILLITON PLC NOTICE OF MEETING 2010 | 5

Accessing Information on BHP Billiton

BHP Billiton produces a range of publications to inform our shareholders. Documents are available in various formats – view online, download or be sent a paper copy – choices that allow shareholders to receive information in the manner that best suits them.

bhpbilliton bhpbilliton

Our strategy delivers Our strategy delivers

Annual Report 2010 Summary Review 2010

Notice of Meeting

This Notice of Meeting contains practical information on how to participate in the 2010 Annual General Meeting, as well as explanatory information on the items of business proposed for the 2010 Annual General Meeting (see pages 14 to 22).

Annual Report and Summary Review 2010

Information for BHP Billiton Plc and BHP Billiton Limited shareholders is provided in the BHP Billiton Group Annual Report 2010 and the Summary Review 2010.

The Annual Report provides the detailed financial data and information on the Group’s performance as required to comply with reporting regimes in the UK and Australia. In addition, the Group’s Form 20-F is filed with the Securities and Exchange Commission in the US, in order to meet specific US requirements. BHP Billiton also issues a Summary Review. Although the Summary Review is not a substitute for reading the Annual Report, it provides an overview and summary of the Group’s progress in 2010.

Access the Annual Report and Summary Review online

The majority of shareholders are notified by mail or email when the Annual Report and Summary Review are available on the Group’s website (unless they have elected to receive a hard copy). The Annual Report and Summary Review are available at www.bhpbilliton.com or by calling the Share Registry on +44 844 472 7001 (United Kingdom) or +27 11 373 0033 (South Africa) to request a hard copy. If you would like further information or would like to change your previous election, please call the numbers mentioned above.

The Group’s website

You can also find further information in relation to BHP Billiton at www.bhpbilliton.com. The website contains all the key publications and reports, information on BHP Billiton’s Customer Sector Groups, as well as speeches and presentations made to investors and the financial community by the Chief Executive Officer and other senior employees. You can also find copies of announcements and media releases made by the Group.

6 | BHP BILLITON PLC NOTICE OF MEETING 2010

Annual General Meeting Agenda

Shareholders Shareholders Guests Press

bhpbill bhpbilliton bhpb npbilliton bhpbilliton

Thursday, 21 October 2010

9.30am Registration opens

9.45am Morning tea

11.00am Annual General Meeting commences Welcome to Shareholders – Chairman Review – Chief Executive Officer General questions Items of Business

Please join the Chairman, the Directors and senior executives of BHP Billiton for refreshments after the Annual General Meeting.

BHP BILLITON PLC NOTICE OF MEETING 2010 | 7

How to participate in the Annual General Meeting

The Annual General Meeting is an important event on the BHP Billiton calendar.

Your participation is important. We want to hear the views of our shareholders as well as understand your opinions. Important information on how you can participate in the Annual General Meeting is set out below.

Registration

The Annual General Meeting is a meeting of shareholders and their representatives, and registration and an admission card is required to enter the meeting. Registration desks will be located in the foyer.

At the discretion of the Company and subject to sufficient capacity, one guest may accompany each shareholder, provided that the shareholder and their guest register at the same time. Similarly, at the discretion of the Company and subject to capacity, visitors will be allowed to enter the meeting; however, all visitors must also register before entering the meeting room.

Discussion and asking questions

Discussion will take place on all the items of business set out in this Notice of Meeting. You can find the items of business on pages 12 and 13. BHP Billiton publishes a range of information to inform shareholders, such as the Annual Report, the Summary Review and this Notice of Meeting. Each of those documents may assist in answering any queries you have. The explanatory material set out in this Notice of Meeting also provides further information in relation to the items of business for the Annual General Meeting.

Shareholders will also have the right to ask questions at the Annual General Meeting (including an opportunity to ask questions of the auditor) in accordance with section 319A of the United Kingdom Companies Act 2006. To ensure that as many shareholders as possible have the opportunity to speak, we ask you to observe the following courtesies:

> It would be appreciated if questions are kept as short as possible and, during the items of business, are relevant to the business being discussed. Shareholders will have an opportunity to ask broader questions during the time allocated for general questions.

> Speakers are requested to restrict themselves to two questions or comments initially. Others may have waited for some time to speak. If time permits, anyone wishing to speak more than once will be given a subsequent opportunity.

Shareholders who are unable to attend the meeting or who may prefer to register questions in advance are invited to do so using the question form included with your proxy form (also available at www.bhpbilliton.com). We will post the most frequently asked questions on the website, together with answers. In addition, many Board members and senior executives will be available after the meeting.

Discussion will take place on each resolution, prior to shareholders being asked to vote. Further information on voting is provided on the next page.

Webcast and photography

We have arranged for the Annual General Meeting to be filmed and broadcast to shareholders via a webcast which can be viewed at www.bhpbilliton.com. You can also watch an edited recording of the Annual General Meeting after the meeting at www.bhpbilliton.com.

The live broadcast may include the question and answer sessions with shareholders, as well as background shots of those present at the meeting. We have arranged for photographs to be taken at the meeting and our intention is to use these photographs in future BHP Billiton publications. If you attend the Annual General Meeting in person, you may be included in photographs or the webcast recording.

For the safety and security of all those present at the meeting, cameras and recording devices are not permitted. Upon entry to the meeting room, you will be asked to present your bag for a security search.

8 | BHP BILLITON PLC NOTICE OF MEETING 2010

How to Vote

Your vote is important. By voting, you are involved in the future of BHP Billiton.

Shareholders can vote by:

attending the meeting and voting in person; or

appointing an attorney or, in the case of corporate shareholders, a corporate representative to attend and vote; or

appointing a proxy to attend and vote on their behalf, using the proxy form accompanying this Notice of Meeting or by submitting their proxy appointment and voting instructions using one of the methods listed on pages 10 and 11.

Voting arrangements under the Dual Listed Companies structure

Because BHP Billiton Plc and BHP Billiton Limited have retained their status as separate companies, two Annual General Meetings will be held – that of BHP Billiton Plc in London on Thursday, 21 October 2010 and that of BHP Billiton Limited in Perth on Tuesday, 16 November 2010.

The merger agreements between the two companies allow shareholders of both companies jointly to make decisions on significant matters.

Where a significant matter affects the shareholders of each company in similar ways it is called a joint electorate matter. At the Annual General Meetings, all items of business are joint electorate matters.

The process that allows both sets of shareholders to vote on joint electorate matters is called a joint electorate action.

Voting on joint electorate actions works as follows:

if you vote at the meeting of BHP Billiton Plc (whether in person, by representative, by attorney or by proxy) an equivalent vote will be cast on the corresponding resolution for BHP Billiton Limited;

shareholders of BHP Billiton Limited who vote on the corresponding resolution proposed at their Annual General Meeting will have those votes treated as though they were also cast at the meeting of BHP Billiton Plc; and

a resolution will only be passed if the votes cast in favour (after the votes of shareholders of both companies are added together) represent a majority of the votes cast (in the case of an ordinary resolution), or represent at least 75 per cent of the votes cast (in the case of a special resolution).

Voting in person (or by attorney or representative)

You must register to vote at the Annual General Meeting.

Shareholders, their attorneys or representatives, who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that their holding may be checked against the BHP Billiton Share Register and attendances recorded. Attorneys should bring with them an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting.

A shareholder that is a corporation may appoint an individual to act as its representative and to vote in person at the meeting. In order to attend and vote at the meeting, the representative should bring to the meeting evidence of his or her appointment, including any authority under which it is signed, unless previously given to the BHP Billiton Share Registry.

Shareholders who attend in person (or their attorneys or representatives) will be given a voting paper on the back of their green entry card. Shareholders will be asked to vote by marking their voting paper. Voting papers can be deposited in the ballot boxes, which will be located by the exit doors. The Chairman will declare the poll open during the meeting to assist those shareholders unable to stay for the whole meeting and the poll will close shortly after the end of the BHP Billiton Limited Annual General Meeting.

Voting by proxy

Appointing a proxy

A proxy form accompanies this Notice.

A shareholder entitled to attend and vote is entitled to appoint one or more proxies. Each proxy will have the right to vote on a poll and also to speak at the meeting. Further proxy forms are available by contacting the Share Registry.

The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the shareholder’s votes each proxy may exercise, the votes will be divided equally among the proxies (i.e. where there are two proxies, each proxy may exercise half the votes).

A proxy need not be a shareholder.

The proxy can be either an individual or a body corporate.

If a proxy is not directed how to vote on an item of business, the proxy may vote or withhold their vote on that resolution as they think fit.

BHP BILLITON PLC NOTICE OF MEETING 2010 | 9

How to Vote continued

Should any resolution other than those specified in this Notice, be proposed at the meeting, a proxy may vote on that resolution as they think fit (unless otherwise directed by the shareholder).

If a proxy is instructed to withhold their vote on an item of business, they are directed not to vote on the shareholder’s behalf on the poll and the shares that are the subject of the proxy appointment will not be counted in calculating the required majority.

Shareholders who return their proxy forms with a direction on how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the Chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the Chairman of the meeting, the secretary or any Director that do not contain a direction on how to vote will be used where possible to support each of the resolutions proposed in this Notice.

Lodging proxy appointments

To be effective, proxies must be lodged by 11.00am (London time) on Tuesday, 19 October 2010 for shareholders registered on the principal register in the United Kingdom or 12 noon (South African time) on Tuesday, 19 October 2010 for shareholders registered on the South African branch register. Proxies lodged after this time will be invalid.

Proxies may be lodged using any of the following methods:

- by returning a completed proxy form in person or by post to one of the following addresses:

BHP Billiton Plc Registrar

Computershare Investor Services PLC

The Pavilions

Bridgwater Road

Bristol BS99 6ZY

United Kingdom

or

BHP Billiton Plc Registrar

Computershare Investor Services (Pty) Limited

70 Marshall Street

PO Box 61051

Johannesburg 2001

South Africa;

- by faxing a completed proxy form to +44 870 703 6076 for shareholders on the United Kingdom principal register or +27 11 688 5238 for shareholders on the South African branch register; or

- by recording the proxy appointment and voting instructions via the internet at www.bhpbilliton.com. Only registered BHP Billiton shareholders may access this facility and will need their Shareholder Reference Number (SRN) and Personal Identification Number (PIN).

The proxy form must be signed by the shareholder or the shareholder’s attorney. Proxies given by corporations must be executed in accordance with BHP Billiton Plc’s Articles of Association and BHP Billiton Limited’s Constitution. Where the appointment of a proxy is signed by the appointor’s attorney, a certified copy of the power of attorney or the power itself must be received by BHP Billiton Plc or its Share Registrar at either of the above addresses, or by facsimile, and by 11.00am (London time)/12 noon (South African time) on Tuesday, 19 October 2010. If facsimile transmission is used, the power of attorney must be certified.

Completion and return of a proxy form will not prevent a shareholder from attending the meeting and voting in person should they wish to do so.

The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from BHP Billiton Plc in accordance with section 146 of the United Kingdom Companies Act 2006 (‘nominated persons’). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of the voting rights.

Nominated persons should also remember that their main point of contact in terms of their investment in BHP Billiton Plc remains the shareholder who nominated them to enjoy the information rights (or perhaps the custodian or broker who administers the investment on their behalf). Nominated persons should continue to contact that shareholder, custodian or broker (and not BHP Billiton Plc), regarding any changes or queries relating to their personal details and interest in BHP Billiton Plc (including any administrative matter). The only exception to this is where BHP Billiton Plc expressly requests a response from the nominated person.

Voting through the CREST electronic proxy appointment service

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instruction as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (CREST participant 3RA50) by 11.00am (London time) on Tuesday, 19 October 2010. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instruction to proxies appointed through CREST should be communicated to the appointee through other means.

10 | BHP BILLITON PLC NOTICE OF MEETING 2010

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

BHP Billiton Plc may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

ADS holders and holders of shares dematerialised into STRATE

The main contact for ADS holders who do not hold their investment directly is the registered shareholder, custodian or broker, or whoever administers the investment on their behalf. ADS holders may deal with them in relation to any rights under agreement with them to be appointed as proxy and to attend, participate in and vote at the meeting.

Holders of shares dematerialised into STRATE should return their proxy forms directly to their Central Securities Depository Participant or stockbroker.

Shareholders who are entitled to vote

In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001 and for the purposes of section 360B of the United Kingdom Companies Act 2006, only those shareholders entered on the register of shareholders of BHP Billiton Plc at 6.00pm (London time) on Tuesday, 19 October 2010, or in the event that the meeting is adjourned, on the register of shareholders of BHP Billiton Plc at 6.00pm (London time) on the day two days before the date of any adjourned meeting, shall be entitled to vote at the meeting, in respect of the number of shares registered in their name at that time. Changes after that time, or in the event that the meeting is adjourned, after 6.00pm (London time) on the day two days before the date of the adjourned meeting, shall be disregarded in determining the rights of any person to attend and vote at the meeting or any adjourned meeting.

If you have sold or transferred any or all of your shares, this Notice of Meeting should be passed on to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Additional information

Shareholders should note that it is possible that, pursuant to requests made by shareholders of BHP Billiton Plc under section 527 of the United Kingdom Companies Act 2006, the Company may be required to publish on a website a statement setting out any matter relating to: (i) the audit of BHP Billiton Plc’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the meeting; or (ii) any circumstance connected with an auditor of BHP Billiton Plc ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the United Kingdom Companies Act 2006. BHP Billiton Plc may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the United Kingdom Companies Act 2006. Where BHP Billiton Plc is required to place a statement on a website under section 527 of the United Kingdom Companies Act 2006, it must forward the statement to BHP Billiton Plc’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the meeting includes any statement that BHP Billiton Plc has been required under section 527 of the United Kingdom Companies Act 2006 to publish on a website.

This Notice, together with information about the total numbers of shares in BHP Billiton Plc in respect of which shareholders are entitled to exercise voting rights at the meeting as at the date of this Notice, can be found on the website at www.bhpbilliton.com.

The issued share capital of BHP Billiton Plc with voting rights at the date of this Notice, excluding shares held in treasury, was 2,207,007,544 ordinary shares of US$0.50 each.

Documents available for inspection

The following documents may be inspected at the registered office during normal business hours on any weekday (public holidays excepted) from the date of this Notice of Meeting until the date of the Annual General Meeting, and at The Queen Elizabeth II Conference Centre for at least 15 minutes prior to and during the meeting:

a copy of the existing BHP Billiton Limited Long Term Incentive Plan and the Plan, marked to show the proposed changes pursuant to Item 14;

a copy of the existing BHP Billiton Plc Long Term Incentive Plan and the Plan, marked to show the proposed changes pursuant to Item 14;

a copy of BHP Billiton Limited’s existing Constitution and its Constitution, marked to show the proposed changes pursuant to Item 16;

a copy of BHP Billiton Plc’s existing Articles of Association and its Articles of Association, marked to show the proposed changes pursuant to Item 17; and

copies of the terms and conditions of appointment of BHP Billiton Plc’s non-executive Directors.

Results of the Annual General Meeting

Votes that are cast at the meeting will be added to the votes cast at the Annual General Meeting of BHP Billiton Limited held in Perth on Tuesday, 16 November 2010 to ensure that the shareholders of BHP Billiton Plc have their votes counted at the BHP Billiton Limited Annual General Meeting and vice versa.

Therefore, the results of each resolution cannot be finalised until after both Annual General Meetings are concluded. Voting results (including the relevant proxy votes) will be announced to the stock exchanges and made available on our website as soon as the poll is finalised after the BHP Billiton Limited meeting.

BHP BILLITON PLC NOTICE OF MEETING 2010 | 11

Notice of Annual General Meeting

Notice is given that the 2010 Annual General Meeting of shareholders of BHP Billiton Plc will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London on Thursday, 21 October 2010 at 11.00am (London time) for the purpose of transacting the following business.

Items of Business

Items 1 to 10 and Items 14 and 15 will be proposed as ordinary resolutions. Items 11 and 12 and Items 16 and 17 will be proposed as special resolutions. Item 13 will be proposed as a non-binding ordinary resolution.

Financial statements and reports

Item 1

To receive the financial statements for BHP Billiton Plc and BHP Billiton Limited for the year ended 30 June 2010, together with the Directors’ Report and the Auditor’s Report, as set out in the Annual Report.

Election of Directors

The following Directors retire under the Articles of Association and the Constitution or under the Board’s policy on tenure and, being eligible, submit themselves for re-election or election:

Item 2

Dr John Buchanan retires by rotation and offers himself for re-election as a Director of each of BHP Billiton Plc and BHP Billiton Limited.

Item 3

Mr David Crawford has served on the Board for more than nine years and, in accordance with the Board’s policy, offers himself for re-election as a Director of each of BHP Billiton Plc and BHP Billiton Limited.

Item 4

Mr Keith Rumble retires by rotation and offers himself for re-election as a Director of each of BHP Billiton Plc and BHP Billiton Limited.

Item 5

Dr John Schubert has served on the Board for more than nine years and, in accordance with the Board’s policy, offers himself for re-election as a Director of each of BHP Billiton Plc and BHP Billiton Limited.

Item 6

Mr Jacques Nasser retires by rotation and offers himself for re-election as a Director of each of BHP Billiton Plc and BHP Billiton Limited.

Item 7

Mr Malcolm Broomhead was appointed a Director by the Board of BHP Billiton Plc and BHP Billiton Limited since the last Annual General Meetings and offers himself for election as a Director of each of BHP Billiton Plc and BHP Billiton Limited.

Item 8

Ms Carolyn Hewson was appointed a Director by the Board of BHP Billiton Plc and BHP Billiton Limited since the last Annual General Meetings and offers herself for election as a Director of each of BHP Billiton Plc and BHP Billiton Limited.

Reappointment of auditor of BHP Billiton Plc

Item 9

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That KPMG Audit Plc be reappointed as the auditor of BHP Billiton Plc and that the Directors be authorised to agree their remuneration.’

General authority to issue shares in BHP Billiton Plc

Item 10

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That the authority and power to allot shares in BHP Billiton Plc or to grant rights to subscribe for or to convert any security into shares in BHP Billiton Plc (‘rights’) conferred on the Directors by Article 9 of BHP Billiton Plc’s Articles of Association in accordance with section 551 of the United Kingdom Companies Act 2006 be renewed for the period ending on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2011 (provided that this authority shall allow BHP Billiton Plc before the expiry of this authority to make offers or agreements which would or might require shares in BHP Billiton Plc to be allotted, or rights to be granted, after such expiry and, notwithstanding such expiry, the Directors may allot shares in BHP Billiton Plc, or grant rights, in pursuance of such offers or agreements) and for such period the section 551 amount (under the United Kingdom Companies Act 2006) shall be US$277,983,328.’

This authority is in substitution for all previous authorities conferred on the Directors in accordance with section 551 of the United Kingdom Companies Act 2006, but without prejudice to any allotment of shares or grant of rights already made or offered or agreed to be made pursuant to such authorities.

Issuing shares in BHP Billiton Plc for cash

Item 11

To consider and, if thought fit, pass the following resolution as a special resolution:

‘That the Directors be empowered, pursuant to section 570 of the United Kingdom Companies Act 2006, to allot equity securities (as defined in section 560 of the United Kingdom

12 | BHP BILLITON PLC NOTICE OF MEETING 2010

Companies Act 2006) for cash and/or to allot equity securities which are held by BHP Billiton Plc as treasury shares pursuant to the authority given by Item 10 and the power conferred on the Directors by Article 9 of BHP Billiton Plc’s Articles of Association as if section 561 of the United Kingdom Companies Act 2006 did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

(a) in connection with a rights issue or other issue the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to (i) holders of ordinary shares on the register on a record date fixed by the Directors in proportion (as nearly as may be practicable) to their respective holdings and (ii) other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but in both cases subject to such exclusions or other arrangements as the Directors may consider necessary or expedient to deal with treasury shares, fractional entitlements or securities represented by depositary receipts or having regard to any legal or practical problems under the laws of, or the requirements of any regulatory body or stock exchange in, any territory or otherwise howsoever; and

(b) otherwise than pursuant to paragraph (a) above, up to an aggregate nominal amount of US$55,778,030,

and shall expire on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2011 (provided that this authority shall allow BHP Billiton Plc before the expiry of this authority to make offers or agreements which would or might require equity securities to be allotted after such expiry and, notwithstanding such expiry, the Directors may allot equity securities in pursuance of such offers or agreements).’

Repurchase of shares in BHP Billiton Plc (and cancellation of shares in BHP Billiton Plc purchased by BHP Billiton Limited)

Item 12

To consider and, if thought fit, pass the following resolution as a special resolution:

‘That BHP Billiton Plc be and is hereby generally and unconditionally authorised in accordance with Article 6 of its Articles of Association and section 701 of the United Kingdom Companies Act 2006 to make market purchases (as defined in section 693 of that Act) of ordinary shares of US$0.50 nominal value each in the capital of BHP Billiton Plc (‘shares’) provided that:

(a) the maximum aggregate number of shares hereby authorised to be purchased will be 223,112,120, representing 10 per cent of BHP Billiton Plc’s issued share capital;

(b) the minimum price that may be paid for each share is US$0.50, being the nominal value of such a share;

(c) the maximum price that may be paid for any share is not more than five per cent above the average of the middle market quotations for a share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase of the shares; and

(d) the authority conferred by this resolution shall, unless renewed prior to such time, expire on the later of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2011 (provided that BHP Billiton Plc may enter into a contract or contracts for the purchase of shares before the expiry of this authority which would or might be completed wholly or partly after such expiry and may make a purchase of shares in pursuance of any such contract or contracts).’

Remuneration Report

Item 13

To approve the Remuneration Report for the year ended 30 June 2010.

Amendments to the Long Term Incentive Plan

Item 14

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That:

(a) the BHP Billiton Limited Long Term Incentive Plan, as amended in the manner set out in the Explanatory Notes to this Notice of Meeting, be approved for all purposes; and

(b) the BHP Billiton Plc Long Term Incentive Plan, as amended in the manner set out in the Explanatory Notes to this Notice of Meeting, be approved for all purposes.’

Approval of grants to executive Director

Item 15

To consider and, if thought fit, pass the following resolution as an ordinary resolution: ‘That the grant of Deferred Shares and Options under the BHP Billiton Limited Group Incentive Scheme and the grant of Performance Shares under the BHP Billiton Limited Long Term Incentive Plan to executive Director, Mr Marius Kloppers, in the manner set out in the Explanatory Notes to this Notice of Meeting be approved.’

Each of BHP Billiton Plc and BHP Billiton Limited will disregard any vote cast on Item 15 by Mr Marius Kloppers or any of his associates, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or unless the vote is cast by a person chairing the meeting as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides. Note that if Item 14 is approved, grants of Performance Shares will be made under the Long Term Incentive Plan, as amended. Further information is provided in the Explanatory Notes.

Amendments to the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc

Item 16

To consider and, if thought fit, pass the following resolution as a special resolution:

‘That the Constitution of BHP Billiton Limited be amended, with effect from the close of the 2010 Annual General Meeting of BHP Billiton Limited, in the manner outlined in the Explanatory Notes (and Appendix 2) to this Notice of Meeting and set out in the amended Constitution tabled by the Chair of the meeting and signed for the purposes of identification.’

Item 17

To consider and, if thought fit, pass the following resolution as a special resolution:

‘That the Articles of Association of BHP Billiton Plc (including certain provisions of the Memorandum of Association deemed by the United Kingdom Companies Act 2006 to be incorporated into the Articles of Association) be amended, with effect from the close of the 2010 Annual General Meeting of BHP Billiton Limited, in the manner outlined in the Explanatory Notes (and Appendix 2) to this Notice of Meeting and set out in the amended Articles of Association and the amended Memorandum of Association tabled by the Chair of the meeting and signed for the purposes of identification.’

BHP BILLITON PLC NOTICE OF MEETING 2010 | 13

Explanatory Notes

The explanatory notes that follow provide important information regarding the items of business proposed for the Annual General Meeting. BHP Billiton publishes a range of information to help you make decisions about the Company, including these explanatory notes.

Your vote is important. By voting, you are involved in the future of BHP Billiton.

Business

Explanatory notes on the items of business to be considered at the meeting follow.

Item 1

Financial statements and reports

The law in Australia and England requires Directors to lay before the meeting of shareholders the financial report (or statements), the Directors’ Report, the Auditor’s Report and the Remuneration Report for the year.

In accordance with the BHP Billiton Group’s approach to corporate governance, shareholders in each of BHP Billiton Plc and BHP Billiton Limited are being asked to receive the reports and accounts of both companies. Shareholders who elected to do so will have received a hard copy of the BHP Billiton Group Annual Report.

In the interests of simplicity, one resolution is proposed in respect of the reports and accounts for both BHP Billiton Plc and BHP Billiton Limited, as the accounts for the Group as a whole are presented in the BHP Billiton Group Annual Report. In addition, the voting procedure explained on pages 9 to 11 ensures that both BHP Billiton Plc shareholders and BHP Billiton Limited shareholders can vote on the reports and accounts.

The BHP Billiton Group Annual Report and Summary Review are available on the website at www.bhpbilliton.com. Alternatively, shareholders can request hard copies by telephoning the Share Registry on +44 844 472 7001 (United Kingdom) or +27 11 373 0033 (South Africa).

Receiving the accounts is considered a significant matter and is therefore a joint electorate action (see pages 9 to 11 on voting arrangements for further explanation). It is proposed as an ordinary resolution.

Items 2 to 8

Election of Directors

The Boards of BHP Billiton Plc and BHP Billiton Limited must be identical and operate as one. In the interests of simplicity, one resolution is proposed in respect of the election of each Director to both the Board of BHP Billiton Plc and the Board of BHP Billiton Limited. The voting procedure explained on pages 9 to 11 ensures that both BHP Billiton Plc shareholders and BHP Billiton Limited shareholders vote on the election of Directors. Mr Malcolm Broomhead and Ms Carolyn Hewson are seeking election by shareholders to both Boards (‘the Board’), having each been appointed a Director since the 2009 Annual General Meetings. Dr John Buchanan, Mr Keith Rumble and Mr Jacques Nasser are retiring from the Board by rotation and it is proposed that they be reappointed.

In accordance with the UK Combined Code on Corporate Governance (which was re-named the UK Corporate Governance Code in June 2010) and the Board’s own policy on non-executive Directors who have served on the Board for nine or more years, Mr David Crawford and Dr John Schubert are retiring from the Board and it is proposed that they be reappointed.

The Nomination Committee of the Board oversaw a review of the performance of each of the retiring non-executive Directors, Dr John Buchanan, Mr David Crawford, Mr Keith Rumble, Dr John Schubert and Mr Jacques Nasser. The performance assessment was designed to assess the effectiveness of each of the non-executive Directors. The Committee has also reviewed the skills, knowledge and experience represented on the Board. On the basis of those reviews, the Board recommends to shareholders the re-election of the retiring Directors and the election of Mr Malcolm Broomhead and Ms Carolyn Hewson. Mr Malcolm Broomhead and Ms Carolyn Hewson and each of the retiring non-executive Directors are considered by the Board to be independent in character and judgement and free from any business or other relationship that could materially interfere with the exercise of their objective, unfettered or independent judgement. The Annual Report contains further information on the independence of Directors in section 5.3.5 of the Corporate Governance Statement.

The election and re-election of Directors to the Board is considered a significant matter and is therefore a joint electorate action.

The resolutions to appoint these Directors are proposed separately as ordinary resolutions.

The biographical details, skills and experience of each of the Directors standing for election are set out below and in section 4.1 of the Annual Report.

BHP BILLITON PLC NOTICE OF MEETING 2010 | 14

Item 2

John Buchanan BSc, MSc (Hons 1), PhD, 67

John Buchanan has broad international business experience gained in large and complex international businesses. He has substantial experience in the petroleum industry and knowledge of the international investor community. He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former executive director and Group CFO of BP, Treasurer and Chief Executive of BP Finance and Chief Operating Officer of BP Chemicals. He has been a Director of BHP Billiton Limited and BHP Billiton Plc since February 2003. He is the Chairman of Smith & Nephew Plc, the Senior Independent Director and Deputy Chairman of Vodafone Group Plc and a former director of AstraZeneca Plc and of Boots Plc. He is Chairman of the International Chamber of Commerce (UK). He is the Senior Independent Director of BHP Billiton Plc, the Chairman of BHP Billiton’s Remuneration Committee and a member of the Nomination Committee.

The Nomination Committee, in the absence of Dr Buchanan, oversaw a review of Dr Buchanan’s performance as a Director of the Group. All Directors contributed to that review. On the basis of that review, the Nomination Committee recommended and the Board endorsed Dr Buchanan as a candidate for re-election.

The Board recommends the re-election of Dr Buchanan.

Item 3

David Crawford AO, BComm, LLB, FCA, FCPA, FAICD, 66

David Crawford has extensive experience in risk management and business reorganisation. He has acted as a consultant, scheme manager, receiver and manager and liquidator to very large and complex groups of companies. He was appointed a Director of BHP Limited in May 1994 and a Director of BHP Billiton Limited and BHP Billiton Plc in June 2001. He is Chairman of the Risk and Audit Committee.

Mr Crawford was previously Australian National Chairman of KPMG, Chartered Accountants. The Board has nominated Mr Crawford as the ‘audit committee financial expert’ for the purposes of the US Securities and Exchange Commission Rules and is satisfied that he has recent and relevant financial experience for the purposes of the UK Financial Services Authority’s Disclosure and Transparency Rules and the UK Corporate Governance Code. He is Chairman of Lend Lease Corporation Limited and Foster’s Group Limited and a former director of Westpac Banking Corporation.

The Nomination Committee oversaw a review of Mr Crawford’s performance as a Director of the Group. All Directors contributed to that review. On the basis of that review, the Nomination Committee recommended and the Board endorsed Mr Crawford as a candidate for re-election.

In recommending the re-election of Mr Crawford, the Nomination Committee and the Board took into account Mr Crawford’s tenure. As Mr Crawford has served on the Board for more than nine years, under the Board’s policy he is required to seek re-election at each Annual General Meeting for the remainder of his tenure. The Board also took into account Mr Crawford’s former association with KPMG, details of which are set out in section 5.3.5 of the Corporate Governance Statement, which forms part of the Annual Report. The Board is satisfied that neither Mr Crawford’s tenure nor his previous association with KPMG have in any way compromised his ability to effectively discharge his obligations as a non-executive Director nor impaired his independence of character and judgement. The Board believes that he makes an outstanding contribution to the work of both the Board and the Risk and Audit Committee.

The succession planning process for Mr Crawford’s role as Chairman of the Risk and Audit Committee continues and the Board expects to be in a position to make an announcement later in FY2011. Mr Crawford is standing for re-election with a view to retiring as Risk and Audit Committee Chairman in 2011, when succession planning and transition is complete. This approach is designed to facilitate an orderly succession and transition for the role of Chairman of the Risk and Audit Committee, which the Board strongly believes is in the best interests of the Group and its shareholders.

The Board recommends the re-election of Mr Crawford.

BHP BILLITON PLC NOTICE OF MEETING 2010 | 15

Explanatory Notes continued

Item 4

Keith Rumble BSc, MSc (Geology), 56

Keith Rumble was previously the CEO of SUN Mining, a wholly owned entity of the SUN Group, which is a principal investor and private equity fund manager in Russia, India and other emerging and transforming markets. Mr Rumble has over 30 years’ experience in the mining industry, specifically in titanium and platinum markets. Prior to SUN Mining, he spent six years as Chief Executive Officer of Impala Platinum, a significant global platinum and platinum group materials producer, based in South Africa. Prior to that, Mr Rumble was CEO of Rio Tinto Iron and Titanium Inc in Canada, having earlier held managerial positions (ultimately Managing Director) at Richards Bay Minerals. He has been a Director of BHP Billiton Limited and BHP Billiton Plc since September 2008 and is a member of the Group’s Sustainability Committee.

Mr Rumble is a director of The Aveng Group, serves on the Board of Governors of Rhodes University and is a trustee of the World Wildlife Fund (South Africa).

The Nomination Committee oversaw a review of Mr Rumble’s performance as a Director of the Group. All Directors contributed to that review. On the basis of that review, the Nomination Committee recommended and the Board endorsed Mr Rumble as a candidate for re-election.

The Board recommends the re-election of Mr Rumble.

Item 5

John Schubert BCh Eng, PhD (Chem Eng), FIE Aust FTSE, 67 John Schubert has considerable experience in the international oil industry, including at CEO level. He has had executive mining and financial responsibilities and was CEO of Pioneer International Limited for six years, where he operated in the building materials industry in 16 countries. He has experience in mergers, acquisitions and divestments, project analysis and management. He was previously Chairman and Managing Director of Esso Australia Limited and President of the Business Council of Australia. He was appointed a Director of BHP Limited in June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc in June 2001. He is a director of Qantas Airways Limited and Chairman of G2 Therapies Limited. He is the former Chairman of Commonwealth Bank of Australia and Worley Parsons Limited and a former director of Hanson Plc. Dr Schubert is Chairman of the Sustainability Committee and a member of the Nomination Committee and the Remuneration Committee. The Nomination Committee, in the absence of Dr Schubert, oversaw a review of Dr Schubert’s performance as a Director of the Group. All Directors contributed to that review. On the basis of that review, the Nomination Committee recommended and the Board endorsed Dr Schubert as a candidate for election. In recommending the re-election of Dr Schubert, the Nomination Committee and the Board took into account Dr Schubert’s tenure. Dr Schubert has served on the Board for more than nine years and therefore in accordance with the UK Corporate Governance Code, he will seek re-election at each Annual General Meeting for the remainder of his tenure. The Board is satisfied that Dr Schubert’s tenure has not in any way compromised his ability to effectively discharge his obligations as a non-executive Director nor has it impaired his independence of character and judgement. The Board believes that he makes an outstanding contribution to the work of both the Board and its Committees.

The Board recommends the re-election of Dr Schubert.

16 | BHP BILLITON PLC NOTICE OF MEETING 2010

Item 6

Jacques Nasser AO, BBus, Hon DT, 62

Following a 33 year career with Ford in various leadership positions in Europe, Asia, South America and the US, Jacques Nasser served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. He has more than 30 years’ experience in large-scale global businesses. He has been a Director of BHP Billiton Plc and BHP Billiton Limited since June 2006. He is a non-executive advisory partner of One Equity Partners ‘JPMorgan Chase & Co’s Private Equity Business’, a director of British Sky Broadcasting Plc and a member of the International Advisory Council of Allianz Aktiengesellschaft. He is a former director of Brambles Limited. Mr Nasser is Chairman of the Nomination Committee and a former member of the Group’s Risk and Audit Committee.

The Nomination Committee, in the absence of Mr Nasser, oversaw a review of Mr Nasser’s performance as a Director of the Group. All Directors contributed to that review. On the basis of that review, the Nomination Committee recommended and the Board endorsed Mr Nasser as a candidate for re-election.

The Board recommends the re-election of Mr Nasser.

Item 7

Malcolm Broomhead MBA, BE, FIE (Aus), FAusIMM, FAIM, MICE (UK), FAICD, 58 Malcolm Broomhead has extensive experience in running industrial and mining companies with a global footprint and broad global experience in project development in many of the countries in which BHP Billiton operates. He was Managing Director and Chief Executive Officer of Orica Limited from 2001 until September 2005, where he oversaw a global business that controlled interests in more than 45 countries. Prior to joining Orica, Mr Broomhead held a number of senior positions at North Limited, including Managing Director and Chief Executive Officer. Mr Broomhead is currently non-executive Chairman of Asciano Limited and a non-executive director of Coates Group Holdings Pty Ltd. Mr Broomhead is a member of the Group’s Sustainability Committee.

The Board believes that Mr Broomhead’s depth of senior management experience and knowledge of the mining industry is an attractive addition to the Board.

The Board recommends the election of Mr Broomhead.

BHP BILLITON PLC NOTICE OF MEETING 2010 | 17

Explanatory Notes continued

Item 8

Carolyn Hewson AO, BEc (Hons), MA (Econ), FAICD, 55 Carolyn Hewson is a former investment banker and has over 25 years’ experience in the finance sector. Ms Hewson was previously an executive director of Schroders Australia Limited and has extensive financial markets, risk management and investment management expertise. Ms Hewson is a non-executive director of Stockland Corporation Limited, Westpac Banking Corporation, BT Investment Management Limited, and previously served as a director on the boards of AMP Limited, CSR Limited, AGL Energy Limited, the Australian Gas Light Company, South Australia Water and the Economic Development Board of South Australia. Ms Hewson is a member of the Group’s Risk and Audit Committee.

The Board believes that Ms Hewson’s experience across a range of diversified industries with deep experience as a non-executive director is an asset to the Board.

The Board recommends the election of Ms Hewson.

Item 9

Reappointment of auditor of BHP Billiton Plc

The law in England requires shareholders to approve the appointment of a company’s auditor each year. The appointment runs until the conclusion of the next Annual General Meeting. In addition, the law requires shareholders to either agree the remuneration of the auditor or authorise a company’s directors to do so. KPMG has acted as the sole auditor of BHP Billiton Plc and BHP Billiton Limited since December 2003. Prior to that, KPMG and PricewaterhouseCoopers acted as joint auditors. The law in Australia does not allow for a similar annual reappointment of an auditor. A resolution to reappoint the auditor of BHP Billiton Limited has, therefore, not been proposed.

This item is regarded as a significant matter and is therefore a joint electorate action. It is proposed as an ordinary resolution.

Item 10

General authority to issue shares in BHP Billiton Plc

The purpose of this resolution is to renew the authority of the Directors to issue shares and other equity securities in BHP Billiton Plc.

The proposed limit is 555,966,656 shares, which:

> represents approximately 10 per cent of the total combined issued share capital of BHP Billiton Plc and BHP Billiton Limited (or 25.19 per cent of the total issued share capital of BHP Billiton Plc, excluding treasury shares) as at the date of this Notice; > is considerably lower than the maximum limit (one third of issued share capital) specified in the guidelines of major shareholder associations in the United Kingdom: the Association of British Insurers and the National Association of Pension Funds; and > is subject to the lower limit specified in Item 11 where shares are issued for cash on a non-pro rata basis.

This authority will expire at the conclusion of the BHP Billiton Annual General Meetings in 2011.

There are no present plans to issue shares other than in connection with employee share and incentive schemes. While the limit exceeds the number of shares that could be issued under the employee share schemes, the resolution is being proposed to ensure that the Directors have the capacity to finance business opportunities which may arise during the year.

No shares were issued under the similar authority granted by shareholders at last year’s Annual General Meetings. As at the date of this Notice of Meeting, BHP Billiton Plc holds 24,113,658 treasury shares being 1.09 per cent of the total issued share capital of BHP Billiton Plc (excluding treasury shares). This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as an ordinary resolution.

18 | BHP BILLITON PLC NOTICE OF MEETING 2010

Item 11

Issuing shares in BHP Billiton Plc for cash

The purpose of this resolution is to renew the authority of the Directors to issue shares and sell treasury shares in BHP Billiton Plc, for cash, without following the provisions in section 561 of the United Kingdom Companies Act 2006. Paragraph (a) of Item 11 authorises the Board to issue shares and sell treasury shares for cash in connection with a rights issue or other pre-emptive offer.

Paragraph (b) of Item 11 authorises the Board to make other types of share issues (and sales of treasury shares) for cash – for example, placements to people who are not currently shareholders. However, this authority in paragraph (b) is limited to 111,556,060 shares, which:

> represents approximately two per cent of the total combined issued share capital of BHP Billiton Plc and BHP Billiton Limited (or five per cent of the total issued share capital of BHP Billiton Plc, including treasury shares) as at the date of this Notice; and

> is consistent with the guidelines of the United Kingdom’s Pre-Emption Group, which reflect the views of the Association of British Insurers and the National Association of Pension Funds.

The Directors confirm their intention to follow the United Kingdom Pre-Emption Group’s guidelines regarding cumulative usage of the paragraph (b) authority within a rolling three-year period, namely that cumulative usage in excess of 7.5 per cent within a rolling three-year period should not take place without prior consultation with shareholders.

The Directors did not use the equivalent authority granted by the shareholders at last year’s Annual General Meetings. This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as a special resolution.

Item 12

Repurchase of shares in BHP Billiton Plc (and cancellation of shares in BHP Billiton Plc purchased by BHP Billiton Limited)

The purpose of this resolution is to renew BHP Billiton Plc’s authority to buy-back its own shares, in the market. The authority conferred by this item will only be exercised if the Directors reactivate the buy-back program that was suspended on 14 December 2007, and only after considering the effects on earnings per share and the benefits for shareholders generally. The Directors have no present intention to reactivate the buy-back program. If a decision to reactivate the buy-back program were made, the program could be implemented either by on-market buy-backs of shares in BHP Billiton Plc directly or, alternatively, by a mechanism where BHP Billiton Limited purchases fully paid shares in BHP Billiton Plc on-market and then transfers those shares to BHP Billiton Plc for no consideration, following which BHP Billiton Plc would cancel those shares. This alternate mechanism would not have any different impact on the Group’s cash, gearing or interest levels than a direct buy-back of its own shares by BHP Billiton Plc. Shareholders may note that in the past, a separate cancellation resolution was proposed for approval at the Annual General Meetings. A cancellation resolution would not be required to implement this alternative mechanism: when an English company receives shares for no consideration, no shareholder resolution is required to cancel those shares. Accordingly, a cancellation resolution has not been proposed this year. The Board wishes to maintain flexibility to pursue strategies that maximise the Group’s value and this form of arrangement may be an attractive option in terms of the Group’s capital management. However, the aggregate number of BHP Billiton Plc ordinary shares which would be acquired (whether by way of direct market purchases by BHP Billiton Plc or by way of this alternative mechanism) would not exceed the maximum number of BHP Billiton Plc ordinary shares for which the buy-back authority is sought under Item 12 and the same maximum and minimum prices would apply to any purchases of BHP Billiton Plc shares by BHP Billiton Limited which are transferred to BHP Billiton Plc for cancellation.

Item 12 seeks to renew the authority given to the Directors to buy-back BHP Billiton Plc shares at the 2009 Annual General Meetings for a further period, expiring at the conclusion of the BHP Billiton Annual General Meetings in 2011. Shareholders are asked to consent to the purchase by BHP Billiton Plc of up to a maximum of 223,112,120 ordinary shares, which represents 10 per cent of BHP Billiton Plc’s issued share capital as at the date of this Notice of Meeting. The maximum price that may be paid for an ordinary share is 105 per cent of the average middle market quotation for the five business days preceding the purchase, and the minimum price that may be paid for any ordinary share is its nominal value of US$0.50.

As at 6 September 2010, there were options and other awards under employee share plans outstanding to subscribe for 10,104,506 shares in BHP Billiton Plc. If exercised in full, these would represent 0.46 per cent of the issued share capital (excluding treasury shares) at the date of this Notice. If the authority to buy-back shares under Item 12 was exercised in full (or the maximum number of ordinary shares in respect of which the authority is given is acquired by the alternative mechanism described above, or by a combination of direct market purchases and the use of such mechanism), these options or other awards would, on exercise, represent 0.51 per cent of the issued share capital of BHP Billiton Plc (excluding treasury shares), net of the shares bought back. The United Kingdom Companies Act 2006 enables companies in the United Kingdom to hold any of their own shares they have purchased as treasury shares with a view to possible resale at a future date, rather than cancelling them. BHP Billiton holds 24,113,658 ordinary shares in treasury. This provides BHP Billiton Plc with additional flexibility in the management of its capital base, enabling it either to sell treasury shares quickly and cost-effectively or to use the treasury shares to satisfy awards under BHP Billiton employee share schemes. Any shares acquired by BHP Billiton Plc under the alternative mechanism described above will not be treated as treasury shares.

This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as a special resolution.

BHP BILLITON PLC NOTICE OF MEETING 2010 | 19

Explanatory Notes continued

Item 13

Remuneration Report

The Annual Report for the year ended 30 June 2010 contains a Remuneration Report, which sets out the remuneration policy for the Group and reports the remuneration arrangements in place for the executive Director, non-executive Directors and other Key Management Personnel. This meets requirements in the United Kingdom and Australia for disclosure of information on this topic. A copy of the Remuneration Report is set out in section 6 of the Annual Report and can also be found on the BHP Billiton website at www.bhpbilliton.com.

The current law in England and Australia makes it clear that the shareholder vote is advisory only and will not require BHP Billiton Plc or BHP Billiton Limited to alter any arrangements detailed in the Remuneration Report, should the resolution not be passed. Notwithstanding the current ‘advisory’ status of the vote on the Remuneration Report, the Board has previously determined that it will take the outcome of the vote into account when considering the Group’s remuneration policy. This item is regarded as a significant matter and is therefore a joint electorate action.

Item 14

Amendments to the Long Term Incentive Plan

The Long Term Incentive Plan (LTIP) was implemented following shareholder approval in 2004 and is an integral part of BHP Billiton’s approach to competitive performance based remuneration. One of the key principles of the remuneration policy of the Group (set out in section 6 of the Annual Report) is to link a large component of pay to the Group’s performance and the creation of value for shareholders. The LTIP is consistent with the Group’s corporate objective and long-term nature of our business decisions. Awards are made to participants annually, in the form of Performance Shares which vest only after a five-year performance period if performance hurdles are met. As there has been considerable change, both within the Group and in the external environment since 2004, the Remuneration Committee has undertaken a review of the LTIP and a number of changes are proposed to ensure that it continues to reward the achievement of sustainable long-term growth and the performance of the Group. The rationale and intended effect of these changes (including an overview of the proposed terms of grant to be made under the LTIP for FY2011) is outlined in more detail below. In conducting its review, the Remuneration Committee took advice from its independent expert, Kepler Associates, and consulted with major shareholders and shareholder advisory groups.

The amendments to the rules of the LTIP are proposed to ensure that the Remuneration Committee can implement its proposed changes to the terms of LTIP grants, and make those grants to GMC members (including to Mr Marius Kloppers – see Item 15) in FY2011. If shareholder approval is obtained for the proposed amendments to the LTIP rules, such amendments will be adopted by the Remuneration Committee for grants made in FY2011. The amendments will not apply retrospectively to any grants previously made. The terms proposed for the FY2011 grant would result in a higher Expected Value for each Performance Share. That higher Expected Value would be taken into account by the Remuneration Committee when it determines the number of Performance Shares granted to Participants.

BHP Billiton Limited and BHP Billiton Plc operate separate, but substantially similar, LTIP rules. The terms of the rules of the BHP Billiton Limited LTIP and the BHP Billiton Plc LTIP are the same except where differences are required under the laws or practice of Australia and the United Kingdom respectively. These differences are not significant and references to the LTIP below should be construed as references to both of the LTIPs. Shareholder approval is being sought for amendments to the rules of both the BHP Billiton Limited LTIP and the BHP Billiton Plc LTIP to enable the Remuneration Committee to implement its proposed changes to the terms of LTIP grants, and make those grants to GMC members (including to Mr Marius Kloppers – see Item 15) in FY2011. Only minor changes are required to be made to each of the LTIP rules for these purposes.

The proposed changes for which approval is sought include:

> an amendment to the definition of ‘Comparator Group’, to enable more than one comparator group to be used, and to provide flexibility to determine the most appropriate comparator group or groups in respect of each grant of Performance Shares made under the LTIP;

> an amendment to the definition of ‘Median TSR’ to accommodate the calculation of Total Shareholder Return (TSR) for different types of comparator group;

> changes to the ‘Vesting Schedule’ applying to the ‘Performance Hurdle’, to provide for partial vesting at ‘Median TSR’;

> inclusion of a new rule to enable the Remuneration Committee to adjust vesting or exercise of Performance Shares, or to determine that some Performance Shares are forfeited, if a Participant leaves the Group but owes an amount to a Group Company; and other changes to assist with the administration and day-to-day operation of the LTIP, including amendments to provide greater flexibility to the Remuneration Committee as to when grants may be made and the number of Performance Shares granted to an individual employee in a year (previously restricted to being a fewer number than for Executive Directors), for example, to enable a grant to be made on commencement of employment to a key new executive, flexibility for the Remuneration Committee to determine whether an award will qualify for a Dividend Equivalent Payment, removing the requirement for Performance Shares to be exercised on a ‘first in, first out basis’, and other minor amendments to update statutory references, amend references to spouse to include a civil or de facto partner and their children, and amend or update various definitions and cross references. In summary, the Remuneration Committee concluded that the LTIP remains appropriate to provide an effective balance between performance and reward, aligned with shareholder interests. The cornerstones of the LTIP are considered to be performance measured by relative TSR and the five-year performance period, and both of these key features will be retained.

20 | BHP BILLITON PLC NOTICE OF MEETING 2010

At five years, the LTIP has a longer performance period than the plans of most other FTSE 100 and ASX 100 companies, though this aligns well with BHP Billiton’s project life cycle. The Remuneration Committee therefore concluded that the current five-year performance period represents the best balance between project life cycles, executive engagement and encouraging long-term growth.

The changes proposed to the LTIP are considered appropriate refinements that seek to better align the LTIP to the Group strategy and the markets in which we operate. As described above, the proposed changes to the LTIP rules are designed to enable the Remuneration Committee to implement changes to the terms of the LTIP grants in FY2011. The proposed amendments to the LTIP grant terms and the rationale for change are as follows:

> Introduce partial (25 per cent) vesting at median. The current LTIP terms provide that no shares will vest where BHP Billiton’s performance is equal to the peer group median. This, together with other design features results in a high likelihood for ‘all or nothing’ outcomes, which is not aligned to BHP Billiton’s lower risk and diversified business strategy. Vesting of at least 25 per cent of the award at median is typical under long-term incentive plans for FTSE 100 and ASX 100 companies. It will assist in recruiting talent.

> Introduce a second TSR comparison based on a broad stock market index for assessing the Group’s TSR performance. As BHP Billiton’s TSR performance relative to its peers tends to be counter-cyclical, the current sector-based comparison leads to less perceived value for executives and potential recruits at times when recruitment and retention pressures are greatest. The Remuneration Committee believes that the proposed amendments will provide a fairer and more balanced measure of performance.

> Expand the sector-based comparator group to include major oil and gas companies, combined with the introduction of a cap to individual weightings to reduce sensitivity to the volatility of a single oil major or to industry consolidation.

> Double the length of the averaging period for starting and ending TSR from three to six months to further reduce the sensitivity of vesting to fluctuations in short-term price movements at the start and end of the measurement period.

Further detail of the proposed FY2011 grant terms (contrasted with the FY2010 grant terms) is contained in Appendix 1. A copy of the LTIP rules for each of the BHP Billiton Limited LTIP and the BHP Billiton Plc LTIP, marked to show the proposed amendments, are available on the Group’s website at www.bhpbilliton.com and are available at the registered office of BHP Billiton Plc during normal business hours on any week day (excluding public holidays).

This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as an ordinary resolution.

Item 15

Approval of grants to executive Director

It is proposed that Mr Marius Kloppers who is an executive Director of BHP Billiton Plc and BHP Billiton Limited, be awarded securities under the Group Incentive Scheme (‘GIS’) and the Long Term Incentive Plan (‘LTIP’). Under the ASX Listing Rules, an issue of BHP Billiton Limited securities to Directors is required to be approved by shareholders. This requirement does not apply in respect of securities purchased on-market, and it is the Board’s current intention that securities awarded under Item 15 will be acquired on-market. Nonetheless, the Board wishes to seek approval for the acquisition of securities under the GIS and the LTIP by the executive Director.

ASX Listing Rule 10.15 requires this Notice of Meeting to include the following information in relation to the Deferred Shares, Options and Performance Shares that may be granted to the executive Director under the terms of the GIS and the LTIP. (a) Award of GIS Deferred Shares/Options: It is not possible to specify a maximum number of Deferred Shares and Options which will be granted to Mr Kloppers, as this depends on the share price and exchange rate at the date of the grant, as well as any elections that Mr Kloppers makes as to whether to receive Options as an alternative to Deferred Shares. However, the maximum value of the Deferred Shares or Options that will be granted will be US$2,330,527.

This maximum value has been determined according to the formula that forms part of the GIS rules approved by shareholders at the 2008 Annual General Meetings. If awards were granted based on the share price and exchange rate as at 31 August 2010 (A$37.05; and A$1.1208 to US$1.00) and a Black-Scholes pricing model valuing each Option at 25 per cent of a share, approximately 70,494 Deferred Shares or 281,976 Options would be granted after the Annual General Meetings. The actual number of Deferred Shares or Options granted will be dependent on the share price and exchange rate at the date of grant, as well as any elections that Mr Kloppers makes as to whether to receive Options as an alternative to Deferred Shares. Information on the GIS is set out in section 6 of the Annual Report, and the GIS rules are on the BHP Billiton website at www.bhpbilliton.com.

(b) Award of LTIP Performance Shares: Again, it is not possible to specify a maximum number of Performance Shares which will be granted to Mr Kloppers.

The actual number of shares granted will be determined by the Board on the advice of the Remuneration Committee under the LTIP rules. If the changes to the LTIP proposed in Item 14 are approved by shareholders, the grant will be made under the LTIP rules, as amended. However, if Item 14 is not approved by shareholders, the grant is proposed to be made under the LTIP rules as they were approved by shareholders in 2004 (that is, the rules applicable prior to the changes proposed under Item 14). The Remuneration Committee is advised by independent advisers and will take into account the appropriate level of total remuneration, as assessed by reference to a number of factors, including the extent to which the total remuneration is market competitive and the likelihood that the LTIP performance conditions are met.

BHP BILLITON PLC NOTICE OF MEETING 2010 | 21

Explanatory Notes continued

The LTIP rules limit the maximum award to an Expected Value of two times base salary. The maximum number of Performance Shares able to be granted will be dependent on the share price and exchange rate as at the time of grant. If awards were granted based on Mr Kloppers’ current base salary and the share price and exchange rate used above, the maximum number of Performance Shares able to be granted is set out in the table below.

Maximum* award under the existing LTIP rules 415,610

Maximum* award under the LTIP rules, 314,392 as amended

*The maximum number of Performance Shares able to be granted will be dependent on the share price and exchange rate as at the time of grant. The final number of Performance Shares granted will also be subject to approval by the Board. Information on the LTIP is set out in section 6 of the Annual Report and each of the current LTIP rules and the LTIP rules as they are proposed to be amended are on the BHP Billiton website at www.bhpbilliton.com.

(c) There is no cost to Mr Kloppers on the grant of Deferred Shares, Options or Performance Shares. The Deferred Shares and Performance Shares will not have an exercise price and accordingly do not raise capital. Options have an exercise price equal to the volume weighted average trading price of the ordinary shares over the five business days immediately prior to the award date. The capital raised through Options will be used as part of the working capital of the Group.

(d) Mr Kloppers is the only Director (or associate of a Director) who received securities under the GIS and the LTIP pursuant to shareholder approval at the 2009 Annual General Meetings. The number of securities received (none of which had an acquisition price) is 46,951 Deferred Shares and 250,000 Performance Shares.

(e) The name of the Director and his associates entitled to participate in the GIS and LTIP in 2010 is Mr Marius Kloppers.

(f) In relation to the operation of the GIS and the LTIP for the current financial year, the Deferred Shares, Options and Performance Shares may be issued up to 16 November 2011. Underlying shares may be issued as a result of the exercise or award of the (i) Deferred Shares and Options from August 2012 to August 2015 and (ii) Performance Shares from August 2015 to August 2020.

This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as an ordinary resolution.

Items 16 and 17

Amendments to the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc

An explanation of the proposed amendments to the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited is set out in Appendix 2 to this Notice of Meeting. The changes are proposed predominantly to reflect company law changes in the UK, and insofar as is possible, to align the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited.

A copy of each of the Articles of Association of BHP Billiton Plc and Constitution of BHP Billiton Limited showing the proposed amendments referred to in Appendix 2 to this Notice of Meeting is available either by contacting the Group’s Company Secretariat on +44 207 802 7708 (United Kingdom) or +61 3 9609 3292 (Australia) or at www.bhpbilliton.com. These items are regarded as significant matters and are therefore joint electorate actions. They are proposed as special resolutions.

By order of the Board

Jane McAloon

Group Company Secretary

7 September 2010

22 | BHP BILLITON PLC NOTICE OF MEETING 2010

Appendix 1 –
Comparison of Current and Proposed Long Term Incentive Grant Terms

Terms	LTI granted in FY2010 (granted in December 2009)	Proposed LTI terms for FY2011 (December 2010)
Duration of performance period	▸ Five years.	▸ No change.
Performance measure	▸ BHP Billiton's TSR relative to TSR of comparator companies. TSR measures the return delivered to shareholders over a certain period through the change in share price and any dividends provided (which are assumed to be reinvested in BHP Billiton shares for the purposes of the calculation).	▸ No change.
Averaging period for measuring TSR performance	▸ TSR for BHP Billiton and for each of the peer companies is averaged over a three-month period to help ensure that short-term fluctuations in the market do not affect the vesting results.	▸ The averaging period will be doubled to six months as added security against short-term price fluctuations. This extended period will not come into effect until FY2012.
Comparator companies (Index)	▸ Sector peer group.	▸ Sector peer group (determines vesting of 67% of the Performance Shares). ▸ Broad stock market group (determines vesting of 33% of the Performance Shares), being the Morgan Stanley Capital Index World – a market capitalisation index that monitors performance of 1,500 stocks from around the world.
Sector peer group composition	▸ Weighted 75% to mining and 25% to oil and gas.	▸ No change to weightings. Current oil and gas component expanded to include major companies, with a cap and collar mechanism to reduce sensitivity to any single constituent company.
Vesting scale	▸ For all Performance Shares to vest, BHP Billiton's TSR must exceed the Index TSR by an average of 5.5% per annum, which equates to exceeding the average TSR over the five-year performance period by more than 30%. ▸ No Performance Shares vest if BHP Billiton's TSR is at or below the Index TSR. ▸ Vesting occurs on a sliding scale between the two points described above.	▸ No change. ▸ 25% of the Performance Shares vest if BHP Billiton's TSR is at the Index TSR. ▸ No Performance Shares vest if BHP Billiton's TSR is below the Index TSR. ▸ No change.
Other vesting conditions	▸ In the event that the Remuneration Committee does not consider the level of vesting that would otherwise apply based on the Group's achievement of the TSR hurdle to be a true reflection of the long-term financial performance of the Group, it retains the discretion to lapse some or all of a participant's Performance Shares. This is an important mitigator against the risk of unintended vesting outcomes. ▸ For grants made from FY2010, the Remuneration Committee also has the capacity to determine that vesting not be applied for any particular participant(s), should they consider that individual performance or other circumstances makes this an appropriate outcome. It is anticipated that this power would only be exercised in exceptional circumstances.	▸ No change. ▸ No change.
Retesting if performance hurdle not met	▸ Not permitted.	▸ No change.

BHP BILLITON PLC NOTICE OF MEETING 2010 | 23

Appendix 1 –

Comparison of Current and Proposed Long Term Incentive Grant Terms continued

Terms LTI granted in FY2010 Proposed LTI terms for FY2011 (granted in December 2009) (December 2010) Maximum An award not exceeding 200% of base salary at > No change. award each Expected Value. The Board determines an appropriate financial year allocation for each individual each year.

> Expected Value is the outcome weighted by probability, > No change. and takes into account the difficulty of achieving performance conditions and the correlation between these and share price appreciation (through a Monte Carlo simulation model). The valuation methodology also takes into account other factors, including volatility and forfeiture risk (including through failure to meet the service conditions).

> Expected Value has been used because it enables the > No change. Remuneration Committee to determine LTI awards within target Total Remuneration, ensuring that awards are externally competitive (as described in section 6.3.1 of the Annual Report).

> The Expected Value of each Performance Share > The Expected Value of each Performance Share (as calculated by Kepler Associates) is 31% of the under the proposed LTIP has been calculated by market value of one ordinary BHP Billiton Limited Kepler Associates as 41% of the market value of one or BHP Billiton Plc share at the allocation date. ordinary BHP Billiton Limited or BHP Billiton Plc share at the relevant time.

> Exercise period Vested Performance Shares are able to be exercised > No change. and Expiry Date for five years from the date that vesting is determined, with an Expiry Date at the date prior to the fifth anniversary of vesting.

> Treatment on The Remuneration Committee regards it as an > No change. departure important principle that where a participant resigns without the Committee’s consent or their employment is terminated for cause, they forfeit the entitlement to their unvested Performance Shares.

> The rules of the LTIP provide that should a participant > No change. cease employment in specific circumstances, such as retirement, and with the consent of the Committee, they would have a right to retain entitlements to a portion of the Performance Shares that have been granted, but that are not yet exercisable. The number of such Performance Shares would be pro-rated to reflect the period of service from the start of the relevant performance period to the date of departure and, after the employee’s departure, would only vest and become exercisable to the extent that the performance hurdles are met. This ensures that any benefit received by the individual remains linked to their contribution to ongoing Group performance.

> If a participant’s employment ends due to death > No change. or disability, the Remuneration Committee may choose to allow retention and immediate vesting of all of the participant’s Performance Shares.

24 BHP BILLITON PLC NOTICE OF MEETING 2010

Appendix 2 –
Table of Amendments to Articles of Association/Constitution

Amendment	BHP Billiton Plc ('Plc') Articles of Association	BHP Billiton Limited ('Limited') Constitution
General (Removal of certain provisions of the Memorandum of Association)	**Paragraphs 1 to 3 of the Memorandum of Association** ▸ From 1 October 2009, paragraphs 1 to 6 of the Memorandum of Association (the 'Memorandum') were treated as part of the Articles of Association of Plc (the 'Plc Articles') by virtue of the UK Companies Act 2006. ▸ It is proposed to delete paragraphs 1 to 3 of the Memorandum from the Plc Articles. ▸ This amendment is proposed because, under the UK Companies Act 2006, these provisions are not required to be included in the Plc Articles. In addition, the changes are consistent with the Limited Constitution.	**N/A**
General (Removal of the objects clause)	**Paragraph 4 of the Memorandum of Association** ▸ As noted above, from 1 October 2009, paragraph 4 of the Memorandum was treated as part of the Plc Articles. ▸ It is proposed to delete paragraph 4 of the Memorandum from the Plc Articles. ▸ This amendment is proposed because, under the UK Companies Act 2006, a company may have unrestricted objects unless specifically restricted by its articles of association. In addition, this change is consistent with the Limited Constitution.	**N/A**
General (Limitation of liability)	**Paragraph 5 of the Memorandum of Association** **Article 2A** ▸ As noted above, from 1 October 2009, paragraph 5 of the Memorandum was treated as part of the Plc Articles. ▸ The limited liability statement contained in paragraph 5 of the Memorandum is included as a new Article 2A in the amended Plc Articles.	**N/A**
General (Removal of authorised share capital)	**Paragraph 6 of the Memorandum of Association** **Article 3** ▸ As noted above, from 1 October 2009, paragraph 6 of the Memorandum was treated as part of the Plc Articles, with the effect of limiting the number of shares Plc may issue. ▸ It is proposed to delete paragraph 6 of the Memorandum from the Plc Articles. ▸ This amendment is proposed because, following the implementation of the UK Companies Act 2006, the concept of authorised share capital has been abolished. ▸ Plc will continue to only be able to issue shares which have been authorised for issue by shareholders in accordance with the UK Companies Act 2006.	**N/A**
Preliminary (Model articles not to apply)	**Article 1** ▸ Following the implementation of the UK Companies Act 2006, new regulations relating to a company's articles of association ('model articles') have been issued in the UK. ▸ This amendment clarifies that the model articles will not apply to the Plc Articles.	**N/A**
Definitions (Relating to UK Companies Act 2006)	**Article 2(1)** ▸ The defined term 'Companies Acts' is deleted and replaced with a new defined term: 'Companies Act'. ▸ This amendment is being made because the UK Companies Act 1985 no longer applies to Plc, which is now governed by the UK Companies Act 2006. ▸ Consequential amendments are proposed throughout the Plc Articles to reflect this change.	**N/A**
Definitions (Company, Preferential Dividend and Securities Seal)	**Article 2(1)** ▸ The defined term 'Company' is included because reference to the Company name has been removed from the Memorandum (see above). ▸ The defined term 'Preferential Dividend' is included because it is used in a number of Articles. ▸ The defined term 'Securities Seal' is deleted because it is not used in the Plc Articles.	**N/A**

BHP BILLITON PLC NOTICE OF MEETING 2010 | 25

Appendix 2 –

Table of Amendments to Articles of Association/Constitution continued

BHP Billiton Limited Amendment BHP Billiton Plc (‘Plc’) Articles of Association (‘Limited’) Constitution Definitions N/A Rule 2(1) (ASX terminology) > Following the transfer of certain market supervisory powers to the Australian Securities and Investments Commission, the ASX has changed the names of several of its group licensees.

> It is proposed to amend the definitions of ‘ASTC’ and ‘ASTC Settlement Rules’ to reflect these changes.

> Consequential amendments are proposed throughout the Limited Constitution to reflect the new terminology.

Share rights Articles 3, 5 and 6 N/A

> As noted above, it is proposed to delete the existing Article 3 to reflect the fact that the concept of authorised share capital has been abolished by the UK Companies Act 2006.

> Consequential amendments are proposed throughout the Plc Articles to delete references to ‘unissued shares’ which relate to authorised share capital.

> It is proposed to include new Articles 3, 5 and 6 to describe the types of shares that Plc may issue, consistent with the Limited Constitution.

> A consequential amendment is proposed to the definitions to include a definition of ‘Cumulative Preference Shares’. Note that the rights of holders of ‘Cumulative Preference Shares’ are already set out in existing Articles 61(2), 121(2)(a) and 144.

Consolidation, Article 5 N/A sub-division > It is proposed to delete the existing Article 5. and cancellation > This amendment is proposed because, following the implementation of the UK Companies Act 2006, the Plc Articles are no longer required to specifically authorise consolidation or sub-division of shares to enable Plc to effect such action.

> A consolidation or sub-division must still be authorised by shareholders in accordance with the UK Companies Act 2006.

> In addition, the cancellation of unissued share capital no longer applies following the abolition of the concept of authorised share capital under the UK Companies Act 2006.

Purchase of own shares Article 6 N/A

> It is proposed to delete the existing Article 6.

> This amendment is proposed because, following the implementation of the UK Companies Act 2006, the Plc Articles are no longer required to specifically authorise a purchase of own shares to effect such action.

> A purchase of own shares must still be authorised by shareholders in accordance with the UK Companies Act 2006.

Reduction of capital Article 7 N/A

> It is proposed to delete the existing Article 7.

> This amendment is proposed because, following the implementation of the UK Companies Act 2006, the Plc Articles are no longer required to specifically authorise a reduction of capital to effect such action.

> A reduction of capital must still be authorised by shareholders in accordance with the UK Companies Act 2006.

26 BHP BILLITON PLC NOTICE OF MEETING 2010

Amendment	BHP Billiton Plc ('Plc') Articles of Association	BHP Billiton Limited ('Limited') Constitution
Issue of securities	**Article 8** ▸ Reference to the issue of redeemable shares is included. ▸ This amendment clarifies that the Directors may issue redeemable shares, consistent with existing powers under Rule 7 of the Limited Constitution.	**Rule 8** ▸ See adjacent column for explanation. ▸ Minor amendments proposed for the Limited Constitution to mirror drafting of the Plc Articles and consistent with existing powers under Rule 7 of the Limited Constitution.
Directors' statutory authorisation	**Article 9** ▸ It is proposed to delete the reference to unissued shares and instead refer to the issue of new shares. ▸ This amendment is a consequence of the abolition of the concept of authorised share capital (see above).	**N/A**
Closure of Register	**Article 38** ▸ It is proposed to delete Article 38. ▸ This amendment is proposed because the power to close the Register which existed under the UK Companies Act 1985 has not been repeated in the UK Companies Act 2006 and is inconsistent with other provisions contained in the UK Companies Act 2006 in relation to Plc's obligation to update its Register. In addition, this change is consistent with the Limited Constitution.	**N/A**
Length of notice for general meetings	**Article 46** ▸ It is proposed to delete the reference to prescribed notice periods and refer only to meetings being convened by such notice as may be required by law. ▸ Notice periods for the calling of a meeting are set out under the UK Companies Act 2006 and vary depending on the type of meeting and, in the case of a traded company (i.e. Plc), whether certain conditions have been met. ▸ In addition, it is proposed to delete reference to the ability to call meetings on shorter notice. This amendment is proposed because the right for a traded company (i.e. Plc) to call meetings on shorter notice has been abolished under the UK Companies Act 2006.	**N/A**
Chairman's casting vote	**Article 55(5)** ▸ It is proposed to delete Article 55(5). ▸ This amendment is proposed because, under the UK Companies Act 2006, the chairman of a traded company (i.e. Plc) is not permitted to exercise a casting vote at a general meeting.	**Rule 55(5)** ▸ See adjacent column for explanation. ▸ Similar amendments proposed for the Limited Constitution.
Validity of votes of proxies	**Article 69(1)** ▸ Article 69(1) is proposed to be amended following the change to the UK Companies Act 2006 which requires proxies to vote in accordance with the instructions of their appointor. ▸ In accordance with the UK's Institute of Chartered Secretaries and Administrators guidance, this amendment clarifies that Plc is not under any obligation to check that any vote given by a proxy or corporate representative is in accordance with the instructions of the appointor of such proxy or corporate representative.	**Rule 69(1)** ▸ See adjacent column for explanation. ▸ Similar amendments proposed for the Limited Constitution.
Powers of the Board	**Article 103** ▸ Reference to the Memorandum is deleted. ▸ This amendment reflects the deletion of paragraphs 1 to 6 of the Memorandum and that, accordingly, the Memorandum now only contains information on the subscribers.	**Rule 103** ▸ See adjacent column for explanation. ▸ Minor amendments proposed for the Limited Constitution to mirror drafting of the Plc Articles.
Typographical errors	**Various Articles** ▸ These amendments correct typographical errors in the Articles. ▸ These proposed amendments are minor in nature and do not affect any rights or responsibilities under the Plc Articles.	**Various Rules** ▸ See adjacent column for explanation. ▸ Similar amendments proposed for the Limited Constitution.

BHP BILLITON PLC NOTICE OF MEETING 2010 | 27

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Australia

BHP Billiton Limited Registrar

Computershare Investor Services Pty Limited

Yarra Falls, 452 Johnston Street

Abbotsford VIC 3067

Postal Address – GPO Box 2975

Melbourne VIC 3001

Telephone 1300 656 780 (within Australia)

+61 3 9415 4020 (outside Australia)

Facsimile +61 3 9473 2460

Email enquiries: web.queries@computershare.com.au

United Kingdom

BHP Billiton Plc

Registrar Computershare Investor Services PLC

The Pavilions, Bridgwater Road

Bristol BS99 6ZY

Telephone +44 844 472 7001

Facsimile +44 870 703 6076

Email enquiries: www.investorcentre.co.uk/contactus

South Africa

BHP Billiton Plc Branch Registrar and Transfer Secretary

Computershare Investor Services (Pty) Limited

70 Marshall Street

Johannesburg 2001

Postal Address – PO Box 61051

Marshalltown 2107

Telephone +27 11 373 0033

Facsimile +27 11 688 5218

Email enquiries: webqueries@computershare.co.za

Holders of shares dematerialised into STRATE

should contact their CSDP or stockbroker.

New Zealand

Computershare Investor Services Limited

Level 2/159 Hurstmere Road

Takapuna North Shore City

Postal Address – Private Bag 92119

Auckland 1142

Telephone +64 9 488 8777

Facsimile +64 9 488 8787

United States

Computershare Trust Company N.A.

2 North LaSalle Street

Chicago, IL 60602

Postal Address – PO Box 0289

Chicago, IL 60690-9569

Telephone +1 888 404 6340 (toll-free within US)

Facsimile +1 312 601 4331

ADR Depositary, Transfer Agent and Registrar

Citibank Shareholder Services

PO Box 43077

Providence, RI 02940-3077

Telephone +1 781 575 4555 (outside of US)+1 877 248 4237

(+1-877-CITIADR) (toll-free within US)

Facsimile +1 201 324 3284

Email enquiries: citibank@shareholders-online.com

Website: www.citi.com/dr